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August 18, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Eric Envall

David Lin

Kate Tillan

Mark Brunhofer

Re: Hut 8 Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed July 17, 2023

File No. 333-269738

On behalf of Hut 8 Corp. (the “Company”), we hereby provide responses to (i) comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 2, 2023 (the “Comment Letter”), and (ii) the oral comments received from the Staff via telephone on August 11, 2023, in each case with respect to the above-referenced Amendment No. 3 to Registration Statement on Form S-4 filed with the Commission on July 17, 2023 (the “Registration Statement”).

Subsequently to the submission of this letter, the Company will file, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

Securities and Exchange Commission
August 18, 2023

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below, followed by responses from the Company, and where applicable, Hut 8 Mining Corp. (“Hut 8”) and U.S. Data Mining Group, Inc. (“USBTC”). Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4

USBTC Financial Statements
Note 4. Basis of Presentation, Summary of Significant Accounting Policies and Recent
Accounting Pronouncements
Revenue Recognition
Cryptocurrency mining, page F-18

10.	We are still considering your responses to comments 13, 16, 20, and related oral comments, and may have further comments. In the interim, please address the following:
●	In response to oral comment 2, you told us that share difficulty impacts revenue recognition by influencing how the mining pool operator and mining pool participant, in this case Hut 8 or USBTC, have agreed to measure progress in accordance with the guidance in ASC 606-10-25-31, whereby a ‘share’ is considered the optimal way to measure Hut 8’s or USBTC’s delivery of computing power to the mining pool. Considering this and your response, tell us whether the share is your performance obligation and not computing power and explain why.
●	Tell us if there is a mechanism in the computational work of the pool to ensure effectiveness by preventing the same hash being submitted by multiple participants.
●	In response to oral comment 3, you indicate that all of the 4.3 billion available nonces are cycled through over 25,000 times a second. Tell us what limits the nonces to 4.3 billion and why they are not unlimited.
●	Tell us why you believe the contract provisions with Foundry, Ultimus and ViaBTC cited in response to oral comment 5 provide each of these customers the ability to terminate the arrangements at any time without penalty as disclosed by USBTC on page F-48. Tell us what legal recourse you have, if any, if these pool operators terminate their contracts for reasons other than stipulated in the agreements. Explain whether you can force these customers to continue to operate their pools even if they make decisions to cease operations for valid business reasons, like mining ceases to be profitable for them.
●	Although your response to oral comment 5 addressed the guidance in Example 2 of Question 7 of the FASB Q&A you did not appear to address the concept that the contract is as long as either party can terminate without penalty. If your contracts can be terminated at any time, without penalty by either party, tell us your consideration of whether duration is each hash or second.
●	Further if Example 1 of Question 7 applies, and the contract is as long as you continue to provide services, tell us whether contract inception is the first time you start mining for the pool. Tell us why you appear to rely on the payment terms as the basis for the determination of contract duration.

Securities and Exchange Commission
August 18, 2023

●	In response to oral comment 6, the terms and conditions of the Luxor contract appear to give it the right not to accept computing power without having to provide a reason and this term does not appear to be limited to instances of platform maintenance, technical problems, or account suspension. As a result, you appear to lose the right to claim any remaining balance. Tell us why Hut 8 nonetheless believes that this term of the contract only covers instances of platform maintenance or technical problems experienced by Luxor or breaches of the terms by Hut 8. Tell us why Hut 8 does not consider this to be a termination clause.
●	We acknowledge your response to oral comment 12. In connection with the ViaBTC contract, you told us that USBTC does not currently have any hosting customers and thus the clause would not be triggered. Tell us why USBTC has hosting services revenues if it does not have hosting customers.
●	We acknowledge your response to oral comment 14 regarding the variability associated with the consideration receivable. However, your response did not address how the block reward portion of the consideration cannot be reasonably estimated if network difficulty changes about every two weeks and contract duration is only one hour or one day. Tell us why the block reward would be fully constrained.
●	Also, in response to oral comment 14, you told us that Hut 8 and USBTC elect to use an accounting convention to account for the revenue when the uncertainty is resolved at the end of the day when the statements are received. Tell us where the election is permitted in U.S. GAAP and how it complies with ASC 606.
●	Tell us how often you receive the ViaBTC report (hourly, daily with hourly breakdown, other).

The Company respectfully acknowledges the Staff’s comment and has provided the following explanations related to the bullet-point items:

A.	Identification of performance obligations

Hut 8 and USBTC believe that computing power is the performance obligation in accordance with ASC 606-10-25-19, as every hash is being generated for the mining pool’s benefit – whether it is a positive result, which gets sent to the pool, or a negative result, which reduces the population of potential hashes. The only reason that Hut 8, USBTC or any other pool participant would not send every hash to the mining pool is the immense amount of data transfer required to do so, which is both administratively burdensome and physically impractical. Shares, rather, are used as a method to prove and measure the total amount of hashes generated for the mining pool’s benefit, and therefore the shares act as a proxy for measuring total computing power delivered by a pool participant. Therefore, the Company believes that shares are an appropriate proxy used to calculate Hut 8 or USBTC’s actual performance obligation, which is the delivery of computing power.

Securities and Exchange Commission
August 18, 2023

B.	Mechanism to prevent same hash being submitted by multiple participants

Preventing duplicate work submission is the responsibility of the mining pool operator. In order to prevent duplicate submissions, the mining pool assigns different work to each of the pool participants by varying the Coinbase transaction output for each individual participant connected to the pool via unique block templates. In addition, the pool operator verifies that each submission is unique and voids any duplicate submissions.

Mechanically, Coinbase transaction outputs consist of the instructions used by the network to distribute new Bitcoin from the network to the wallet addresses of the pool’s choosing as well as the “scriptSig” field which, in accordance with the network protocol rules, must contain between 2 and 100 bytes of data.

Thus, the pool operator can utilize this 100-byte (800 bit) space to slightly vary the work provided to each participant to verify that no two participants are working on the same template. This 800-bit space represents 2^800 (6.7E+240) possible combinations, which is a very large number and inserting randomized data here ensures that no two work templates are the same. As the 800-bit space is also the same space that is being used for the purposes of incrementing the “extra nonce”, participants also use it to increment their own work as they exhaust the nonce space.

C. Limitation on available nonces

The nonce field in the block template is a 4-byte (32 bit) space which represents 2^32 (4,294,967,296) possible combinations. The nonce is not unlimited because when the Bitcoin protocol was initially designed, it was infeasible for a single device to exhaust this 32-bit space in less than one second, so a sufficiently large, yet efficiently small nonce size was chosen. As SHA-256 hashing computers became faster over time, network participants began incrementing the 800-bit “scriptSig” out of necessity to avoid performing duplicate work, which is known colloquially as the “extra nonce.” The “extra nonce” can also be viewed as a secondary space where miners can keep trying new combinations once they’ve exhausted the primary nonce possibilities.

D. Customer termination rights

The Company has provided the key terms associated with termination rights that Hut 8 and/or USBTC and their respective customers (i.e. the mining pools) have in the relevant contracts.

Company’s Termination Rights	Customer’s Termination Rights
Foundry Contract (applicable to Hut 8 and USBTC)
Clause 7(b) - User may terminate the Service Agreement at any time upon settlement of any pending transactions.

Clause 7(c) - Further, Foundry may, at its sole discretion, limit, suspend or terminate User’s access to the Pool and Service if:

i. User becomes subject to bankruptcy/insolvency proceedings,

ii. User’s liquidates, dissolves, terminates, or suspends its business,

iii. User breaches the Service Agreement, or

iv. User performs any act or omission that materially impacts its ability to adhere to the Service Agreement.

Securities and Exchange Commission
August 18, 2023

Luxor Contract (applicable to Hut 8)
Clause 5 - The Miner may terminate this Agreement at any time at its sole discretion, without penalty, by giving prior written notice to Luxor. Upon termination of this Agreement by the Miner, Luxor will immediately pay to the Miner all outstanding amounts owing to the Miner. Any amount due on termination and not paid shall accrue interest at a rate of [x] per annum.

We reserve the right not to accept computing power offered by one or more users without having to provide a reason. This clause is applicable temporarily to all users (for example due to platform maintenance or technical problems) or to certain users (for example due to account suspension).

Mining Section of Terms and Conditions - We reserve the right to terminate without prior notice permanently or temporarily the operation of any of our services, products or software. In such a case, the remaining balance in users accounts will be sent to the addresses provided.

Ultimus Contract (applicable to USBTC)
Clause 6.1 - The User may terminate the Terms of Service, and close his account at any time, following settlement of any pending transactions.

Clause 3.1 - 3.1. ULTIMUS POOL has the right to suspend User’s account in case of non-fulfillment or unduly fulfillment of the Terms of Service by the User.

Clause 6.2. - The User also agrees that ULTIMUS POOL may, by giving notice, at its sole discretion terminate his/her access to the site and to his/her account, including without limitation, our right to: limit, suspend or terminate the service and Users' accounts, prohibit access to the site and its content, services and tools, delay or remove hosted content, and take technical and legal steps to keep Users off the site if we think that they are creating problems or possible legal liabilities, infringing the intellectual property rights of third parties, or acting inconsistently with the letter or spirit of these Terms.

ViaBTC contract (applicable to USBTC)

Clause 2.3 - You may stop using our Services, or you may also terminate this Agreement and close your account at any time, following settlement of any pending transactions with ViaBTC. You may inform us to stop providing Services to you through customer service and other channels. Upon termination, ViaBTC shall not be obligated to transmit any unprocessed information or services to you or any unrelated third party.

Clause 5.1 - You have the right to access and use our website and services, participate in all of our online and offline activities, as well as enjoy other services we provide according to the relevant rules and provisions of ViaBTC website, as long as you agree to and actually comply with the terms of this Agreement.

Clause 2.2 - You also agree that we may at our sole discretion alter or suspend our Services without giving you prior notices, which we shall not be liable to you or any unrelated third party. We reserve the right to prohibit or terminate your access to our website and its content, your account and/or other services and tools, delay or remove hosted content, and take technical and legal steps to keep you off our website if we think that you are creating problems or possible legal liabilities, infringing the intellectual property rights of third parties, or acting inconsistently with the letter or spirit of these Terms.

Clause 6.1 - We have the right to suspend your account in case of your non-fulfillment or unduly fulfillment of these Terms of Service.

Securities and Exchange Commission
August 18, 2023

In respect of the above, the Company has analyzed the termination rights with respect to Hut 8, USBTC and their respective mining pool customers’ based on the interpretation of ASC 606-10-25-3 and also in consideration with the discussion in FASB Revenue TRG Memo No. 48 Topic 2. Specifically:

(i)	Foundry Contract

Hut 8 or USBTC can terminate their respective contracts at any time after settlement of any outstanding balances, whereas Foundry cannot terminate unless there is a breach of contract. ASC 606-10-25-3 provides that in such a situation the contract with the customer may not have a fixed duration and thus the duration of the contract may differ from the stated contract term. As the customer’s right to terminate is only upon breach of contract, which is rare, the combined effect would stipulate that the contract duration is shorter than the contract term.

Hut 8 or USBTC can terminate their respective contracts with Foundry at any time upon settlement of any pending transactions. All pool transactions are settled daily. Hut 8 and USBTC therefore consider the contract duration to be one day as they have a right to stop providing services as early as the next day irrespective of when settlement on the prior day was made.

Hut 8 and USBTC do not consider the contract duration to be less than a day because the performance obligations for Hut 8 and USBTC are measured on a daily basis. Their rights to payment for services provided is also determined based on daily transfer of services. As such, the enforceable rights and obligations of the company and Foundry shall remain effective throughout the day and end when Hut 8 and USBTC can effectively terminate the contract after the daily settlement.

In addition, Hut 8 and USBTC have considered whether Clause 3(d) of the agreement would be a termination clause. Clause 3(d) stated that “Foundry reserves the right to modify or interrupt the Service at any time without informing User and without liability to User or any third party not directly related.” However, this clause is intended to allow Foundry to modify or interrupt the mining pool for operational reasons without penalty rather than permanently terminating access to any particular user.

Finally, as updated in April 2023, Clause 8(a) was added which stipulate that “User’s access and usage rights to the Pool and Service shall continue until either (i) User voluntarily discontinues use of the Pool upon settlement of any transactions, provided, however, that such User is not bound to continue using the Pool in accordance with any other agreement with Foundry, or (ii) such access and use is otherwise restricted, suspended and/or terminated by Foundry for any reason whatsoever in its sole and absolute discretion.” Hut 8 and USBTC have been informed by Foundry that the language affords Foundry the flexibility to remove a participant from the mining pool in order to account for any and all scenarios where allowing the participant to stay in the mining pool could or would have an adverse impact on Foundry and/or Foundry’s ability to provide the mining pool services effectively (such scenarios may include, but are not limited to, the participant operating as a bad actor, or becoming subject to regulatory sanctions). Hut 8 and USBTC believe Foundry has no economic incentives to exercise such clause, nor would it do so unless it is necessary in order to maintain the stability of the mining pool and their reputation in the mining pool business. As such, Hut 8 and USBTC are of the view that this is akin to a force majeure clause that is not intended to be exercised outside of exceptional circumstances and, as such, is not considered as a regular termination right.

Securities and Exchange Commission
August 18, 2023

(ii)	Luxor Contract

Hut 8 and Luxor’s respective rights to terminate the contract is similar to that of the Foundry contract, except that the provisions which provide Luxor with the right to terminate are set out in the “Mining” subsection of the terms and conditions. The “Mining” subsection contains a blanket right added by Luxor to ensure that they can comply with the legal requirements of different governments and authorities without breaching any contract terms.

Specifically, Luxor has confirmed with Hut 8 that the subsection would only be enforced when there are potential attackers trying to penetrate Luxor’s system or when Luxor would be legally forbidden to provide services to a particular pool participant (for example, due to sanctions). Luxor has no economic incentives to exercise such a clause, nor would they do so unless it is necessary to maintain the stability of the mining pool and their reputation in the mining pool business. As such, Hut 8 is of the view that the subsection is akin to a force majeure clause that is not intended to be exercised outside of exceptional circumstances and, as such, is not considered a regular termination right.

(iii)	Ultimus and ViaBTC Contract

USBTC, Ultimus and ViaBTC’s respective rights to terminate are akin to those of the Foundry contract. USBTC can freely terminate upon settlement of pending transactions which is usually settled within hours after the end of each day, but the customer (the mining pools) do not have any right to terminate unless there is a breach of contract or infringement event. USBTC considers the contract duration considerations of both the Ultimus and ViaBTC the same as Foundry as outlined above, except for in the case of ViaBTC, where right to payment is determined on an hourly basis which means, in combination with the power to start and stop services at any point in time, such power would effectively mean the effective period of enforceable rights and obligations do not extend beyond the hour.

Finally, USBTC considers that the existence of the clauses mentioned above for both Foundry and Luxor would mean that the Company has no power to force these mining pools to continue to operate if they chose to cease operations for valid business reasons, such as if mining ceases to be profitable for them, given how the term was in place to deal with such exceptional circumstances. As for Ultimus and ViaBTC, while there is no similar clause as the blanket right for Foundry and Luxor, the USBTC nonetheless considers that it has no legal power to force these mining pools to continue to operate pursuant to clause 6.2 in the Ultimus contract and clause 2.2 in the ViaBTC contract.

USBTC will revise its Revenue Recognition policy footnote disclosure to clarify that the company does not consider the mining pools to have a unilateral right to terminate in their June 30, 2023 audited financial statements, which will be included in the Amendment.

Securities and Exchange Commission
August 18, 2023

E. Contract duration

In assessing the guidance in Example 2 of Question 7 of the FASB Q&A, the Company acknowledges that a contract endures as long as either party can terminate without penalty. Based on the extract of the termination clause in section D, while Hut 8 and USBTC may terminate their respective mining pool contracts at any time after settlement of pending transactions without penalty for either party upon termination of the contract, the contract duration cannot be shorter than a day as the settlement is generally on a daily basis.

As Hut 8 or USBTC can start and stop services at any point in time, while the established rights and obligations during the day cannot be terminated, Hut 8 or USBTC has the power to stop providing services on the next day. This means the duration of the contract cannot be considered shorter than a day (for example, a hash or a second). In such a case, this would effectively mean that while during the day of measurement the customer (mining pool) has an enforceable right to receive services and an obligation to pay the day’s worth of contributions from Hut 8 or USBTC, the obligation does not extend to the next day as such right would only be enforceable on the next day if Hut 8 or USBTC provides services on that day, which Hut 8 or USBTC can freely decide to stop providing. This limits the duration of the contract to effectively just one day. Any future day of service provision, and thus contract, would be considered a renewal option that Hut 8 or USBTC can decide whether or not it wants to exercise. This concept is discussed in FASB Revenue TRG No. 48. While there are no formal procedures for such a renewal, the fact that Hut 8 or USBTC has the right to start and stop providing services at will indicates that Hut 8 and USBTC have the right to decide whether to “renew” or not the next day.

F. Contract inception

Hut 8 and USBTC believe that contract inception occurs at the beginning of the day. While ASC 606 does not directly define contract inception, 606-10-25-2 requires that a contract should create enforceable rights and obligations. Therefore, each of Hut 8 and USBTC consider contract inception to be when Hut 8 or USBTC, as applicable, and the respective mining pool, establish enforceable rights and obligations – i.e. the provision of computing power in return for the right to payment denominated in Bitcoin.

As discussed above, each of Hut 8 and USBTC consider that once the contract is initiated, it would be completed upon settlement at the end of the day. If Hut 8 or USBTC choose to provide services on the next day, a new daily contract is established. This view is reinforced by the fact that while Hut 8 and USBTC can freely decide how much computing power to provide to the mining pools (and can start and stop services at any point in time during the day), the mining pool remains committed to receive and measure any computing power being provided throughout the day and provide payment for such services. The same principle applies to the contract with ViaBTC, except it is measured on an hourly basis.

Securities and Exchange Commission
August 18, 2023

Finally, in respect of the provision of continuous services 24/7, this would provide further support that the contract duration would be throughout the day, when considering that the service is expected to be provided on a continuous basis. However, as the contract duration does not extend beyond when either party can freely terminate the contract (i.e. a day, or an hour for ViaBTC) based on Example 2 of the Question 7 in the FASB Implementation FAQ, contract inception would therefore remain as the beginning of the day (or hour for ViaBTC) immediately after the day’s contract duration ends.

For clarity, the accounting convention previously mentioned in the responses dated July 21, 2023 to written comment 13 and oral comment 15 is in relation to the Company’s determination of fair value for non-cash consideration. As the Company understands that the guidance around accounting for digital assets received as consideration may be subject to different interpretations in terms of when contract inception occurs and what would be the contract duration, the Company has previously responded using the word ‘accounting convention’ to denote Hut 8 and USBTC’s policy decision on using the opening price of the digital assets at the beginning of the day (hour) as a practical decision made to measure the non-cash consideration and the consideration of one-day (or one-hour for ViaBTC) as the contract duration. The Company believes that this policy decision complies with U.S. GAAP.

G. Luxor contract – customer termination rights

The Company refers to the response above in section D(ii).

H. USBTC Hosting customer

USBTC had one hosting customer until February 3, 2023 when the hosting agreement was terminated with that customer. This customer already had its own pool and USBTC did not perform any marketing services for ViaBTC. The original intent for USBTC to enter into the contract with ViaBTC with this clause was to facilitate entry into the contract and foster a beneficial relationship between the parties going forward. While there was discussion about hosting customers and recommending these hosting customers to use ViaBTC as the mining platform, this did not go beyond entering into the contract with no consideration given in the determination of the transaction price in the contract. In practice, this provision in the ViaBTC contract has not been used. The Company would also like to highlight that for the fiscal year ended June 30, 2023, mining revenue from ViaBTC amounted to less than 1% of USBTC’s total mining revenue.

I. Variability associated with the consideration receivable

For the contract with Foundry by both Hut 8 and USBTC, Ultimus by USBTC and Luxor by Hut 8 respectively, the Full Pay Per Share (“FPPS”) payout formula was employed to determine the payout for the services performed by Hut 8 or USBTC, respectively. Specifically:

Total Daily Earnings = (PPS Base Amount * FPPS Rate) * (100% - Pool Fee Rate)

Securities and Exchange Commission
August 18, 2023

The above formula represents the Pay-Per Share Base Amount of which the block subsidy, a.k.a. block reward, was part of. The block reward, which is currently 6.25 Bitcoin as of the date hereof, is known ahead of time and changes approximately every four years. The same goes with network difficulty which changes approximately every two weeks.

However, Hut 8 and USBTC’s respective hashrate, which is represented by “User Hashrate in hashes per second” in the equation above, is variable due to unpredictable events that occur over the course of a day, including but not limited to: energy price curtailments, weather-based curtailments, electrical outages, network outages, and ambient temperature variation. These variabilities are hard to predict. For instance energy price curtailment information is variable every five minutes whereby Hut 8 or USBTC would not have any information to predict the daily energy price fluctuation or the magnitude and duration of the energy price curtailments. As a result, the total hashrate to be provided by the companies cannot be reasonably estimated at the beginning of the day.

In addition, the FPPS rate would also be highly variable as it is a multiplier that brings the total earnings value from PPS Base Amount (that is determined based on the Block reward only) to a sum that aggregates with all block transaction fees on the entire Bitcoin network for a given day (midnight-to-midnight UTC). As the transaction fee rewards generated by the network and awarded to the pool participant per the FPPS payout scheme is calculated based on the cumulative amount of transaction fees earned by the network over the past 144 block additions (from the perspective of the end of the day), and these transaction fees are highly variable, the payout cannot be known with certainty ahead of time. Each block takes ten minutes on average, which means that 144 blocks takes 1440 minutes, or 24 hours, to elapse on average. This period of time coincides with the beginning of the day (on average) for each day of FPPS calculation, and thus at the beginning of the day, the company would not know the magnitude of the sum of the network’s transaction fees, and thus cannot reasonably estimate the transaction fee portion of the consideration for the day. The transaction fee portion of the consideration varies to a large degree, and can exceed the value of the block reward portion, which most recently occurred multiple times in the month of May 2023. As a result, the company would not be able to reliably estimate the FPPS rate variable in the payout formula, which plays a large role in the calculation of the overall daily payout. As a result, although the block reward and network difficulty are determinable, the other inputs associated with the PPS base amount portion of the payout formula, the user hashrate in hashes per second and the transaction fees cause significant variability which results in the revenue amount being fully constrained and not resolved until the end of the day when the statement is received from the pool operator.

Securities and Exchange Commission
August 18, 2023

J. Accounting convention to account for variable consideration

The Company notes that ASC 606 requires that to the extent the variable consideration can be estimated, the amount that is not subject to risk of significant revenue reversal should be recognised at the point control transfers to the customer – which is at the moment when the computing power is provided. However as noted in response section I above, due to revenue being constrained until the end of the day, Hut 8 and USBTC instead recognize revenue at the end of the day as the variability of the consideration would be fully realized and thus the actual amount would be determinable.

Hut 8 and USBTC believe that while there is significant judgement involved in determining whether variability would cause significant revenue reversal, Hut 8 and USBTC believe the revenue recognition approach does not result in any differences in revenue recognized in any particular reporting period (e.g. interim reporting, annual reporting) as revenue would be adjusted to the actual amount according to the settlement report at the end of the day under either situation. As such, while the approach of reaching the amount of revenue to recognize may differ, there is no financial impact to the financial statements nor any cut-off issue due to timing of recognition. As a result, Hut 8 and USBTC believe that their respective approaches comply with ASC 606.

K. Frequency of settlement report for ViaBTC

USBTC is able to obtain the ViaBTC report daily, but the payout amount of Bitcoin earned is calculated and shown for each hour within a 24-hour period. As mentioned above, for the fiscal year ended June 30, 2023, mining revenue from ViaBTC amounted to less than 1% of USBTC’s total mining revenue.

In addition to the written comments above, the Company received the following oral comments from the Staff, which have been reproduced below.

1.	With reference to your response to written comment 13 and oral comment 15, please clarify:
●	Whether contract inception occurs at the beginning of the day or when the Company first delivers power to the mining pool and the authoritative guidance you relied on in arriving at this conclusion.
●	Elaborate how the determination of contract inception when the Company first delivers power to the mining pool interacts with the response in oral comment 9 that the Company has the ability to start and stop providing services at any point in time. Tell us whether stopping and starting again within the same day creates a termination and a new contract.
●	Explain to us how providing continuous services 24/7 coincides with the determination of contract inception being at the beginning of the day and your prior commentary regarding the application of an “accounting convention”.

The Company respectfully acknowledges the Staff’s comment and refers the Staff to the discussion under sections E and F above in response to comment 10, which the Company believes is responsive to this comment.

Securities and Exchange Commission
August 18, 2023

2.	Explain to us how the mining pool ensures that pool participants are not working on the same hash by elaborating on the idea of an extra nonce and the mechanism put in place to ensure each participant is not working on the same hash.

The Company respectfully acknowledges the Staff’s comment and refers the Staff to section B above in response to comment 10, which the Company believes is responsive to this comment.

3.	With reference to your response to written comment 16, oral comment 5 and 9 in respect of termination provisions and contract duration, clarify:
●	Which mining pool contracts were in place for the periods in which financial statements are presented, and whether there are new versions applicable to subsequent periods. Specifically, clarify which version of the Foundry contract you are relying on.
●	From the perspective of the customers (i.e. mining pools), explain further their rights to terminate? Specifically for the contract with Foundry, provide your assessment in relation to clause 3(d) of the contract.
●	For each of the mining pool contracts, provide your assessment on how the customer’s termination rights impact the determination of contract duration.
●	Supplement your response on how you arrive at the conclusion that the mining pool contracts have an hourly or daily duration.

The Company respectfully acknowledges the Staff’s comment and has provided the following clarifications:

A. Contract applicability

In respect of the contract provided, the Company confirms that the contracts provided to the Staff are applicable to all financial statement periods included in the Registration Statement. Subsequently, Foundry’s Terms and Conditions (the “T&C”) were updated in April 2023, which would be applicable to the respective period after the April 2023 update to USBTC’s audited financials for the year ended June 30, 2023 and Hut 8’s interim financials for the period ended June 30, 2023, which will be included in the Amendment. The T&C are included as Exhibit 1 hereto, and the impact of the additional clauses in the new T&C has been analyzed in section D in response to comment 10 above.

The Luxor Terms of Services provided in the Luxor agreement have been effective since February 7, 2022 and are applicable to Hut 8’s financial statements for the year ended December 31, 2022 and the interim financial statements for the period ended June 30, 2023.

Securities and Exchange Commission
August 18, 2023

B. Termination rights, contract duration

The Company respectfully acknowledges the Staff’s comment and refers the Staff to sections D and E above in response to comment 10, which the Company believes is responsive to this comment.

4.	With reference to your response to oral comment 14 and 15 in respect of the determination of transaction price, clarify:
●	Whether the Block Reward portion of the consideration is constrained under the variable consideration guidance if the network difficulty only changes every two weeks while the contract duration is hourly or daily.
●	What are the key drivers of variability and would those be significant enough to quality for as a constraint under the variable consideration guidance.
●	In respect of the "accounting convention" mentioned in the response, elaborate on what is the accounting policy elected and whether there is any non-compliance with the requirements under ASC 606

The Company respectfully acknowledges the Staff’s comment and refers the Staff to Section I above in response to comment 10, which the Company believes is responsive to the first bullet of this comment 4.

With respect to the accounting convention mentioned in the response, each of Hut 8 and USBTC do not consider the outcome of the accounting policy with respect to variable consideration estimation to be non-compliant with the requirements under ASC 606. Further elaboration of the policy decision on variable consideration estimation is discussed in response to comment 5 below.

5.	With reference to your response to oral comment 18, clarify:
●	How has the company determined that the constraint on revenue for variable consideration is resolved at the point when statements are received.
●	What causes the need for using an "accounting convention" and whether the Company is able to conclude that it is probable that significant reversal in the amount of cumulative revenue recognized will not occur before receiving the statements?

The Company respectfully acknowledges the Staff’s comment and would like to clarify that as the statement report is received from each of the mining pools, the report would include clear documentation indicating the day’s hashrate provided, as well as the corresponding payout based on the FPPS / PPS+ formula as agreed. As such, while the non-cash consideration has yet to be received at that particular moment, each of Hut 8 and USBTC are almost certain about the amount of non-cash consideration that it will be receiving and as such, any constraint or uncertainty would be resolved at the point when the statements are received.

Separately the Company would like to clarify that the recognition of revenue based on the settlement report received, which is slightly after the end of the day, and the according adjustments, would be considered in compliance with ASC 606 and has no impact on the financial statements nor on any cut-off issue, as the Company believes that revenue is fully constrained until the settlement report is received. The term “accounting convention” was used to denote the notion that whether or not the variable consideration is fully constrained involves significant judgement, and that the Company has developed a policy based on the decision that it is. The use of the term was not intended to indicate anything which is non-compliant with U.S. GAAP and the Company is of the view that the approach complies with U.S. GAAP.

Securities and Exchange Commission
August 18, 2023

6.	With respect to your overall response on the use of the term "accounting convention" in prior correspondence, please elaborate on the necessity of using such convention and if needed, amend your accounting policy to disclose what accounting convention is being used and how it deviates from the GAAP requirements.

The Company respectfully acknowledges the Staff’s comment and would like to clarify that where the Company uses the term “accounting convention” in prior correspondence, the term was used to denote the Company’s use of policy decision which the Company believes complies with ASC 606.

For instance, the term was used in consideration of estimating variable consideration above. As explained in response 5, while the procedural application of the constraint may differ from the requirement, as the estimation and conclusion of all uncertainty will occur in close proximity and adjusted accordingly to reflect the daily revenue, different approaches being taken by both Hut 8 and USBTC would not result in any material or immaterial impact to the financials. As such, the Company considers that the policies applied are, in all material respects, in compliance with ASC 606.

* * * * *

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Asher Genoot, President, Hut 8 Corp.

Aniss Amdiss, Chief Legal Officer and Corporate Secretary, Hut 8 Mining Corp.

June S. Dipchand, Skadden, Arps, Slate, Meagher & Flom LLP

Daniella G. Silberstein, Greenberg Traurig, P.A.

Raffael M. Fiumara, Greenberg Traurig, P.A.